Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)

MEDICURE INC.

Three and Nine months ended February 28, 2011
(Unaudited)

In accordance with National Instruments 51-102 released by the Canadian Securities
Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the three and nine months ended February 28, 2011.

MEDICURE INC.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)
(Unaudited)

	February 28, 2011	May 31, 2010

Assets
Current assets:
Cash	$613,237	$371,262
Accounts receivable (Note 5)	726,819	390,923
Inventories (Note 6)	376,086	550,975
Prepaid expenses	307,416	176,280
	2,023,558	1,489,440

Property and equipment (Note 7)	55,703	68,752
Intangible assets (Note 8)	3,647,484	4,414,882

	$5,726,745	$5,973,074

Liabilities and Shareholders' Deficiency
Current liabilities:
Accounts payable and accrued liabilities	$981,792	$1,320,185
Accrued interest on long-term debt (Note 9)	7,212,294	5,469,343
Long-term debt (Note 9)	22,541,991	24,140,199
	30,736,077	30,929,727

Shareholders’ deficiency:
Capital stock (Note 10(b))	116,014,623	116,014,623
Warrants (Note 10(d))	8,108,600	9,065,720
Contributed surplus	5,082,502	4,044,810
Deficit	(154,215,057)	(154,081,806)
	(25,009,332)	(24,956,653)
Nature of operations and going concern (Note 1)
Commitments and contingencies (Note 11)

	$5,726,745	$5,973,074

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in Canadian dollars)
(Unaudited)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Feb 28, 2011	Feb 28, 2010	Feb 28, 2011	Feb 28, 2010

Revenue
Product sales, net	$1,221,531	$795,963	$2,854,145	$2,714,220

Expenses
Cost of goods sold, excluding amortization	70,117	43,454	145,119	152,563
Selling, general and administrative (Note 12)	703,141	1,376,346	1,686,380	4,218,395
Research and development (Note 11(a))	53,610	42,793	173,019	313,449
Investment tax credits	-	-	-	(306,692)
Write-down of intangible assets	122,462	532,571	128,436	532,571
Amortization	225,656	250,512	678,850	699,047

	1,174,986	2,245,676	2,811,804	5,609,333

before the undernoted	46,545	(1,449,713)	42,341	(2,895,113)

Other expenses (income):
Interest and other	(146)	(16)	(324)	(5,826)
Interest expense	753,001	813,743	2,377,413	2,467,991
Foreign exchange (gain) loss, net	(1,547,321)	(141,545)	(2,201,497)	(1,149,605)

	(794,466)	672,182	175,592	1,312,560

Income (Loss) and comprehensive income (loss) for the period	841,011	(2,121,895)	(133,251)	(4,207,673)

Basic and diluted earnings (loss) per share	$0.01	$(0.02)	$(0.00)	$(0.03)

Weighted average number of common shares used in computing basic and diluted earnings (loss) per share	130,307,552	130,307,552	130,307,552	130,307,552

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Interim Consolidated Statements of Shareholders’ Equity (Deficiency)
(Expressed in Canadian dollars)
(Unaudited)

	Nine months ended	Nine months ended
	February 28, 2011	February 28, 2010

Capital stock:
Balance, beginning of period	$116,014,623	$116,014,623

Balance, end of period	116,014,623	116,014,623

Warrants:
Balance, beginning of period	9,065,720	9,065,720
Warrants expired during period	(957,120)	-

Balance, end of period	8,108,600	9,065,720

Contributed surplus:
Balance, beginning of period	4,044,810	3,921,998
Stock-based compensation	80,572	126,355
Warrants expired during period	957,120	-

Balance, end of period	5,082,502	4,048,353

Deficit:
Balance, beginning of period	(154,081,806)	(148,549,300)
Loss and comprehensive loss for the period	(133,251)	(4,207,673)

Balance, end of period	(154,215,057)	(152,756,973)

Shareholders’ deficiency	$(25,009,332)	$(23,628,277)

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Interim Consolidated Statement of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Feb 28, 2011	Feb 28, 2010	Feb 28, 2011	Feb 28, 2010

Cash provided by (used in):

Operating activities:
Loss and comprehensive loss for the period	$841,011	$(2,121,895)	$(133,251)	$(4,207,673)
Adjustments for:
Amortization of property and equipment	4,795	1,581	15,124	18,717
Amortization of intangible assets	220,573	255,365	663,727	680,058
Amortization of deferred debt issue expense	50,083	49,856	150,775	148,753
Accretion of long-term debt	-	76,173	-	209,556
Stock-based compensation	(10,576)	42,119	80,572	126,355
Write-down of intangible assets	127,671	532,571	128,436	532,571
Unrealized foreign exchange (gain) loss	(1,589,377)	(190,951)	(2,188,518)	(1,143,294)
Change in the following:
Accounts receivable	(346,186)	141,280	(335,896)	84,008
Inventories	99,889	184,038	174,890	(3,094)
Prepaid expenses	(27,822)	20,377	(131,136)	206,672
Accounts payable and accrued liabilities	263,928	23,090	(338,393)	(385,410)
Accrued interest on long-term debt	702,918	745,772	2,225,907	2,194,105
	336,907	(240,624)	312,237	(1,538,676)

Investing activities:
Proceeds on sale (acquisition) of property and equipment, net	-	-	(2,075)	-
Acquisition of intangible assets	-	(55,755)	(24,765)	(96,583)
	-	(55,755)	(26,840)	(96,583)

Financing activities:
	-	-	-	-

Foreign exchange decrease on cash held in foreign currency	(31,533)	(1,337)	(43,422)	(12,117)

Increase (decrease) in cash and cash equivalents	305,374	(297,716)	241,975	(1,647,376)
Cash and cash equivalents, beginning of period	307,863	629,065	371,262	1,978,725

Cash and cash equivalents, end of period	$613,237	$331,349	$613,237	$331,349

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Interim Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

1.	Nature of operations and going concern:

Medicure Inc. (the Company) is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. The Company has rights to the commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT® , a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.

The Company’s primary ongoing research and development activity is the development and implementation of a new brand and life cycle management strategy for AGGRASTAT® . The Company’s primary, non-AGGRASTAT® research and TM development activity is TARDOXAL<SUP>TM </SUP> for the treatment of Tardive Dyskinesia ("TD"). This program evolved from Medicure’s extensive clinical experience with MC-1, a naturally occurring small molecule, for new chronic medical conditions. The Company is also pursuing licensing opportunities for its library of small molecule anti thrombotic drugs.

These unaudited interim consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses and cash outflows from operations since incorporation and has significant debt servicing obligations that it does not have the ability to repay without refinancing or restructuring. At February 28, 2011, the Company was in default of the terms of its long-term debt financing obligations, and continues to be in default. Under an event of default, the lender can exercise its security rights under the agreement, and accordingly the long-term debt obligation has been classified as a current liability as at February 28, 2011 (note 9).

For the nine months ending February 28, 2011, the Company experienced a loss of $133,251 and has an accumulated deficit of $154,215,057 as at February 28, 2011. Based on the Company’s operating plan, its existing working capital is not sufficient to fund its planned operations, capital requirements, debt servicing obligations, and commitments through the end of the fiscal 2011 year without restructuring of its debt and raising additional capital. The Company is in ongoing discussions with its senior lender to restructure its debt. No agreements with the lender or other potential lenders or investors have been reached yet and there can be no assurance that such agreements will be reached. Further, the Company’s financing agreement includes certain restrictive covenants on commercial and developmental products including intellectual property. Therefore the ability of the Company to execute on its operating plan and/or obtain additional capital is likely to be contingent on having collaborative relationships with its senior lender. The Company is evaluating expressions of interest regarding the potential partnership, license, or sale of AGGRASTAT® and/or an investment in the Company, and may also consider conversion of all or a portion of its long term debt into equity instruments or other arrangements involving the Company's assets. Such transactions, if completed, could have a significant dilutive effect on existing shareholders. If the Company is unable to restructure its debt, complete other strategic alternatives, and/or secure additional funds, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures, monetization of certain intangibles, and/or the winding up, dissolution or liquidation of the Company.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern.

The financial statements do not reflect adjustments that would be necessary if the “going concern” assumption were not appropriate. If the “going concern” basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

MEDICURE INC.
Interim Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

2.	Significant accounting policies:

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended May 31, 2010.

3.	Recent accounting pronouncements not yet adopted

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests. These Sections apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting Section 1582 also must adopt Sections 1601 and 1602 at the same time.

Section 1582 requires business acquisitions to be measured at fair value on the acquisition date, acquisition-related costs to be expensed, gains from bargain purchases to be recorded in net earnings, and expands the definition of a business. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 requires that non-controlling interest be presented as part of equity and that transactions between the Company and the non-controlling interests be reported as equity transactions. Section 1582 will apply to any business combinations in the period following adoption. The Company does not believe the adoption of Section 1601 and Section 1602 will have a material effect on its financial statements.

4.	Convergence to International Financial Reporting Standards ("IFRS"):

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB's strategic plan outlines the convergence of Canadian GAAP with IFRS over a five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating for fiscal years beginning on or after January 1, 2011. The Company's first year end under IFRS will be May 31, 2012. The transition date for the Company will be June 1, 2011 and will require restatement for comparative purposes of amounts reported by the Company for the year ended May 31, 2011. The Company is in the process of determining the impact of adoption of IFRS on its financial statements.

5.	Accounts receivable:

	February 28, 2011	May 31, 2010
Trade accounts receivable	$703,992	$375,228
Interest receivable	-	54
Other	22,827	15,641
	$726,819	$390,923

As at February 28, 2011, the trade accounts receivable consists of amounts owing from three customers which represent approximately 84 percent (May 31, 2010 - 90 percent) of trade accounts receivable.

MEDICURE INC.
Interim Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

6.	Inventories:

	February 28, 2011	May 31, 2010
Raw materials and packaging materials	$73,007	$120,035
Finished goods	303,079	430,940
	$376,086	$550,975

Inventory expensed as part of cost of goods sold during the nine months ended February 28, 2011 was $145,119 (February 28, 2010 - $152,563).

7.	Property and equipment:

		Accumulated	Net book
February 28, 2011	Cost	amortization	value
Computer equipment	$37,916	$20,067	$17,849
Furniture, fixtures and equipment	136,851	98,997	37,854
	$174,767	$119,064	$55,703

		Accumulated	Net book
May 31, 2010	Cost	amortization	value
Computer equipment	$36,377	$13,704	$22,673
Furniture, fixtures and equipment	136,429	90,350	46,079
	$172,806	$104,054	$68,752

8.	Intangible assets:

	Cost, net of	Accumulated	Net book
February 28, 2011	impairments	amortization	value
Patents	$8,768,372	$5,868,538	$2,899,834
Trademarks	1,534,440	898,938	635,502
Customer list	270,784	158,636	112,148
	$10,573,596	$6,926,112	$3,647,484

	Cost, net of	Accumulated	Net book
May 31, 2010	impairments	amortization	value
Patents	$8,872,044	$5,304,021	$3,568,023
Trademarks	1,534,440	814,610	719,830
Customer list	270,784	143,755	127,029
	$10,677,268	$6,262,386	$4,414,882

MEDICURE INC.
Interim Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

8.	Intangible assets (continued):

As part of its ongoing review of all intellectual property, the Company recorded an impairment write-down of $128,436 (February 28, 2010 - 532,571). The Company also reviewed the remaining intangible assets for impairments as at February 28, 2011 and has determined no further write-downs were necessary.

As described in Note 9, certain intangible assets are pledged as security against long-term debt.

9.	Long-term debt:

	February 28, 2011	May 31, 2010
Birmingham long-term debt	$22,541,991	$24,140,199
Current portion of long-term debt	(22,541,991)	(24,140,199)
	$-	$-

Principal repayments to maturity by fiscal year are as follows:
2012		$809,012
2013		1,690,521
2014		2,424,839
2015		3,309,392
2016		4,370,151
Thereafter		11,743,585
		24,347,500
Less deferred debt issue expenses (net of accumulated amortization of $710,613)		(1,805,509)
		$22,541,991

In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for proceeds of US$25 million. Under the terms of the agreement, Birmingham receives payments based on a percentage of AGGRASTAT® net sales. Birmingham is entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$10 million, 15 percent on the next US$5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual payments start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017. The total minimum payments over the life of the agreement aggregate US$49.7 million. The annual minimum payments are reflected in the effective interest rate calculation of the debt.

As at February 28, 2011, the Company was in default of the terms of its debt financing obligations and continues to be in default. The current portion of the minimum payments that are past due included in the accrued interest on long-term debt is $4,804,788, or US$4,933,471 (May 31, 2010 - US$4,339,659). Of this amount, US$1,739,659 was originally due July 15, 2009; US$180,811 was originally due October 15, 2009; US$195,550 was originally due January 15, 2010; US$160,359 was originally due April 15, 2010; US$2,063,280 was originally due on July 15, 2010, US$168,085 was originally due October 15, 2010, US$167,025 was originally due January 15, 2011, and US$258,703 was originally due April 15, 2011. The debt agreement contains no express provisions to accelerate debt payments in an event of default, however under the agreement the lender can exercise its security rights at any time while in default. Accordingly, for financial reporting purposes, based on the guidance in “EIC-59 Long Term Debt With Covenant Violations”, the outstanding long term debt of US$25 million that is in default has been classified as a current liability as at February 28, 2011 (see Note 1).

MEDICURE INC.
Interim Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

9.	Long-term debt (continued):

As disclosed in (Note 10(d)), the Company issued 1,000,000 warrants associated with the debt financing agreement. The warrants were valued at CDN$809,344 based on the fair value of the options at the date of issue using the Black-Scholes option pricing model. The warrants have been recorded in shareholders’ equity and the Company recorded a long-term debt liability of CDN$24,213,256. The Company also incurred debt issuance costs of CDN$1,727,902, which it has recorded as a discount on the debt. The imputed effective interest rate is 13.3 percent.

Birmingham has the option to convert its rights based on AGGRASTAT® to MC-1 (products that contains P5P) within six months after MC-1’s commercialization, if achieved. Upon conversion to MC-1, Birmingham would be entitled to a return of 10 percent on the first US$35 million in MC-1 revenues, 5 percent on the next US$40 million in MC-1 revenues and 3 percent thereafter, subject to a minimum annual return of US$2.6 million until May 31, 2020. Birmingham would receive payments based on MC-1 revenues until December 31, 2024, unless a novel patent is obtained for MC-1, which could extend the period of payments.

Birmingham’s participation rights are secured by a first security interest in the intellectual property rights of the Company in AGGRASTAT® and MC-1 (subject to certain specified MC-1 lien release terms), the proceeds derived from the commercialization of AGGRASTAT® and MC-1 (including without limitation any royalties receivable derived from any licensing of AGGRASTAT® and MC-1 to any third party and accounts receivable from the sale of AGGRASTAT® and MC-1 products), all intellectual, proprietary and other rights (including without limitation to contractual promotion and licensing rights and benefits) associated with, or derived from, AGGRASTAT® and MC-1, as well as shares in Medicure Pharma Inc. and Medicure International Inc.

During the 30 day period following the date on which the U.S. Food and Drug Administration shall have first approved MC-1 for sale to the public, the Company may elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period, of US$70 million to Birmingham.

In addition, upon the approval of MC-1 for a second indication, the Company may once again elect to terminate AGGRASTAT® or MC-1 debt payment rights with the payment, prior to the end of such 30 day period, of US$120 million to Birmingham. The termination options represent an embedded derivative as defined in CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. As of February 28, 2011, the estimated fair value of the termination options is nil.

10.	Capital stock:

	(a)	Authorized:

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

	(b)	Shares issued and outstanding:

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount
Balance, May 31, 2009	130,307,552	$116,014,623
Balance, May 31, 2010	130,307,552	116,014,623
Balance, February 28, 2011	130,307,552	$116,014,623

MEDICURE INC.
Interim Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

10.	Capital stock (continued):

	(c)	Options:

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of ten percent of the outstanding common shares of the Company at any time. The stock options generally are subject to vesting over a period up to three years and have a maximum term of ten years.

Changes in the number of options outstanding during the nine months ended February 28, 2011 and 2010 are as follows:

	February 28, 2011		February 28, 2010
		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price	Shares	price
Balance, beginning of period	5,032,192	$0.71	7,272,807	$0.57
Forfeited, cancelled or expired	(1,565,000)	0.68	(2,140,615)	0.18
Balance, end of period	3,467,192	$0.72	5,132,192	$0.73
Options exercisable, end of period	3,339,692		3,106,800

Options outstanding at February 28, 2011 consist of the following:

		Weighted average		Options outstanding
Range of	Number	remaining		weighted average	Number
exercise prices	outstanding	contractual life		exercise price	exercisable
$0.03 - $0.50	1,675,000	7.45	years	$0.06	1,547,500
$0.51 - $1.00	710,025	6.73	years	$0.88	710,025
$1.01 - $1.68	1,082,167	5.13	years	$1.63	1,082,167
$0.03 - $1.68	3,467,192	6.58	years	$0.72	3,339,692

The compensation expense related to stock options granted in previous periods under the stock option plan for the nine months ended February 28, 2011 was $80,572 (2010 - $126,355).

The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model.

MEDICURE INC.
Interim Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

10.	Capital stock (continued):

	(d)	Warrants:

Changes in the number of warrants outstanding during nine month period ended February 28, 2011 are as follows:

		Exercise		Granted		Granted
Issue	Original	price	May 31,	(Exercised)	May 31,	(Exercised)	Feb 28,
(Expiry date)	granted	per share	2009	(Cancelled)	2010	(Cancelled)	2011
104,110 units (August 19, 2008)	104,110	$1.18	104,110	(104,110)	-	-	-

2,602,750 units (August 19, 2010)	2,602,750	$1.18	2,602,750	-	2,602,750	(2,602,750)	-

4,000,000 units (May 9, 2011)	4,000,000	USD $2.10	4,000,000	-	4,000,000	-	4,000,000

3,984,608 units (December 22, 2011)	3,984,608	USD $1.70	3,984,608	-	3,984,608	-	3,984,608

1,000,000 units (December 31, 2016)	1,000,000	USD $1.26	1,000,000	-	1,000,000	-	1,000,000

4,373,913 units (October 5, 2012)	4,373,913	USD $1.50	4,373,913	-	4,373,913	-	4,373,913

The warrants, with the exception of the warrants expiring on December 31, 2016, were issued together with common shares either under prospectus offerings or private placements with the net proceeds allocated to common shares and warrants based on their relative fair values using the Black-Scholes model. The warrants expiring on December 31, 2016 were issued with the debt financing agreement in September 2007, as disclosed in note 9.

The warrants expiring on May 9, 2011, December 22, 2011, October 5, 2012, and December 31, 2016 may be exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

(e)	Shareholder rights plan:

The Company has a shareholder rights plan, the primary objective of which is to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any takeover offer for the Company and to ensure that the Board of Directors is provided with sufficient time to evaluate unsolicited takeover bids and to explore and develop alternatives to maximize shareholder value.

MEDICURE INC.
Interim Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

11.	Commitments and contingencies:

	(a)	Commitments:

As at February 28, 2011 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

Purchase
agreement
commitments
Contractual obligations payment due by fiscal period ending May 31: (USD $)

2011 - remaining	$594,000
2012	742,000
2013	371,000
2014	371,000

$2,078,000

The Company entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT® from a third party totaling a minimum of USD $2,078,000 (based on current pricing) over the term of the agreement, which expires in fiscal 2014.

In addition, as described in note 9 the Company has entered into a debt financing agreement for a US$25 million upfront cash payment. The minimum annual payments start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017 and continue until May 31, 2020. The cumulative minimum annual payments (from 2008 to 2020) under the agreement aggregate US$49.7 million.

Effective October 1, 2009, the Company entered into a business and administration services agreement with Genesys Venture Inc. (GVI) (Note 12) under which the Company committed to pay $25,000 per month or $300,000 per annum. On October 1, 2010, an amendment was made to the agreement thereby reducing the fees to $15,000 per month, or $180,000 per year effective November 1, 2010. The agreement shall be automatically renewed for succeeding terms of one year on terms to be mutually agreed upon by the parties. The Company may terminate this agreement at any time upon 60 days written notice.

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries have ongoing research and development agreements with third parties in the ordinary course of business.

Contracts with contract research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. As at February 28, 2011, the Company has committed to fund further research and development activities under development agreements with CROs. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided 30 days notice is provided.

MEDICURE INC.
Interim Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

11.	Commitments and contingencies (continued):

	(b)	Guarantees:

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

	(c)	Royalties:

The Company is obligated to pay royalties to third parties based on any future commercial sales of MC-1, aggregating up to 3.9 percent on net sales. To date, no royalties are due and/or payable.

These royalty commitments exclude any obligations to Birmingham pursuant to the debt financing agreement (Note 9).

	(d)	Contingencies:

In the ordinary course of operating the Company’s business it may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

12.	Related party transactions:

Related parties consist of certain officers and shareholders, companies with significant influence, and companies in which certain directors, officers, or shareholders have interests. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed upon by the related parties.

Related Party transactions incurred during the nine months ended February 28, 2011 and 2010 are as follows:

	February 28, 2011	February 28, 2010
Rent	14,108	39,349
Business and administrative services	340,749	310,750
Clinical research services	84,295	-

In accordance with the above noted contract (Note 11(a)), the Chief Financial Officer's services are provided through a consulting agreement with GVI. In addition, intellectual property, accounting, payroll, human resources and information technology services are provided to the Company through the GVI agreement.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions ("GVI CDS"). Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement.

MEDICURE INC.
Interim Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

13.	Financial instruments:

The Company has classified its financial instruments as follows:

	February 28, 2011	May 31, 2010
Financial assets:
Cash and cash equivalents (held-for-trading)	613,237	371,262
Accounts receivable (loans and receivables)	726,819	390,923
	1,340,056	762,185

Financial liabilities:
Accounts payable and accrued liabilities (other financial liabilities)	981,792	1,320,185
Accrued interest on long-term debt (other financial liabilities)	7,212,294	5,469,343
Long-term debt (other financial liabilities)	22,541,991	24,140,199
	30,736,077	30,929,727

The Company has determined that the carrying values of its short-term financial assets and liabilities, including cash, accounts receivable and accounts payable and accrued liabilities, approximates their fair value because of the relatively short periods to maturity of these instruments. Management cannot reasonably estimate the fair value of the long term debt due to the financial condition of the Company (Note 1) and underlying terms and conditions of the debt agreement (Note 9). The Company has not entered into future or forward contracts as at February 28, 2011.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity and market risk.

(a)	Credit risk:

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Company’s cash and cash equivalents, restricted cash and accounts receivable. The carrying amounts of the financial assets represent the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions.

The Company is subject to a concentration of credit risk related to its accounts receivable as amounts are owing primarily from three customers. At February 28, 2011, the outstanding accounts receivable were within normal payment terms and the Company had recorded no allowance for doubtful accounts.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities and to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due and to fund future operations. The Company assess liquidity risk as high because at February 28, 2011, the Company was in default of the terms of its debt financing obligations (Note 9). The Company continues ongoing discussions with its senior lender to restructure its debt. Based on the Company’s operating plan, its existing working capital is not sufficient to fund its planned operations, capital requirements, debt servicing obligations, and commitments through the end of the fiscal 2011 year without restructuring of its debt and raising additional capital. Depending on the outcome of these negotiations the Company may not have sufficient working capital to maintain operations (see note 1).

The majority of the Company’s accounts payable and accrued liabilities are due within the current operating period. For long-term debt repayments see Note 9.

MEDICURE INC.
Interim Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

13.	Financial instruments (continued):

	(c)	Market risk:

Market risk is the risk that changes in market prices, such as foreign currency and interest rates, will affect the Company’s earnings or the value of the financial instruments held.

(i) Currency risk:

Currency exchange rate risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of the change in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S. dollar denominated cash and cash equivalents, restricted cash, accounts payable and accrued liabilities and long-term debt. The Company has not entered into any forward foreign exchange contracts.

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

(Expressed in USD $)	February 28, 2011	May 31, 2010
Cash and cash equivalents	$600,686	$256,883
Accounts receivable	706,632	344,406
Accounts payable and accrued liabilities	(657,754)	(972,472)
Accrued interest on long-term debt	(7,405,580)	(5,227,817)
Long term debt	(25,000,000)	(25,000,000)
	$(31,756,016)	$(30,599,000)

Based on the above net exposures as at February 28, 2011, assuming that all other variables remain constant, a 5 percent appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding decrease or increase of approximately $1,545,000 (May 31, 2010 - $1,600,000) in the Company’s net loss.

(ii)	Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash and cash equivalents. An increase in 100 basis points in interest rates during the nine months ended February 28, 2011, with all other variables held constant, would not have had a material effect on shareholders’ deficiency or net loss. The Birmingham debt has been excluded due to the nature of the interest payments as described in Note 9.

MEDICURE INC.
Interim Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

14.	Management of capital:

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern (Note 1) and to provide capital to pursue the development and commercialization of its products.

In the management of capital, the Company includes cash and cash equivalents, long-term debt, capital stock, warrants and contributed surplus. The Company manages its capital structure and makes adjustments to it in light of economic conditions.

The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, granting of stock options, the issue of debt or by undertaking other activities as deemed appropriate under the specific circumstance. The Company’s overall strategy with respect to capital risk management remains unchanged for the nine months ended February 28, 2011.

15.	Segmented information:

The Company operates in one business segment, the biopharmaceutical industry. Substantially all of the Company’s assets and operations are located in three locations; Canada, the United States and Barbados. During the nine months ended February 28, 2011, 100 percent of product revenues were generated from sales of AGGRASTAT® in the United States, which was to seven customers. Customer A accounted for 38 percent, Customer B accounted for 27 percent, Customer C accounted for 26 percent, and the remaining four customers accounted for 9 percent of revenues.

Property and equipment and intangible assets are located in the following countries:

	February 28, 2011	May 31, 2010
Canada	$35,007	$40,871
Barbados	3,632,409	4,397,819
United States	35,770	44,944

16.	Reconciliation of generally accepted accounting principles:

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, the measurement principles of which, as applied in these consolidated financial statements, conform in all material respects with U.S. GAAP except as follows:

	(a)	Intangible assets

Under Canadian GAAP, the patent costs and acquired technologies which relate to products which are subject to research and development activities and have not yet received regulatory approval are included as an asset on the balance sheet. Under U.S. GAAP, amounts paid for intangible assets used solely in research and development activities with no alternative future use should be expensed as incurred. As a result of this difference in treatment, under U.S. GAAP, certain patent costs and acquired technologies would have been recorded as a component of research and development expense in the year of incurrence.

MEDICURE INC.
Interim Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

16.	Reconciliation of generally accepted accounting principles (continued):

	(a)	Intangible assets (continued)

The effect of this difference is that for the nine months ended February 28, 2011, research and development expense would have increased by $24,764 (nine months ended February 28, 2010 - $96,582). Under U.S. GAAP, the related reduction in amortization expense is $38,222 for the nine months ended February 28, 2011 (nine months ended February 28, 2010 - $54,553). During the nine months ended February 28, 2011, the Company wrote-down its patent asset related to research and development activities by $128,436 (nine months ended February 28, 2010 - $532,571). This asset was expensed previously under U.S. GAAP, resulting in an adjustment to decrease net loss of $128,436 (nine months ended February 28, 2010 - $532,571).

	(b)	Warrants

On June 1, 2009, the Company adopted the currently effective provisions of EITF 07-5. As a result of the adoption of EITF 07-5, the Company reclassified its issued warrants out of equity classification to a liability classification and the warrants were marked-to-market each period with changes in fair value going through the statement of operations. The consensus is effective for fiscal years and interim periods beginning after December 15, 2008. The consensus was applied to outstanding instruments as of the beginning of the fiscal year in which the Issue is adopted as a cumulative effect adjustment to the opening balance of retained earnings for that fiscal year. The effect of this difference is that the fair value of warrants equal to $107,322 as at June 1, 2009 was classified as a liability with the related $8,958,398 adjustment to fair value on adoption recorded as a decrease to opening deficit as at that date.

The effect of this difference is that for the nine months ended February 28, 2011, change in fair value of warrants would have increased (decreased) $29,898 (nine months ended February 28, 2010 - ($69,391)).

	(c)	Change in accounting policies

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-01, “Topic 105 - Generally Accepted Accounting Principles (formerly SFAS 168, “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles”).” Accounting Standards Codification (“ASC”) Topic 105 establishes the FASB Accounting Standards Codification (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with US GAAP for Securities and Exchange Commission (“SEC”) registrants. All guidance contained in the Codification carries an equal level of authority. The Codification supersedes all existing non-SEC accounting and reporting standards. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The FASB will instead issue new standards in the form of ASUs. The FASB will not consider ASUs as authoritative in their own right and ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes in the Codification. These changes and the Codification itself do not change US GAAP. The adoption of these changes has only impacted the manner in which new accounting guidance under US GAAP is referred and did not impact the Company's consolidated financial statements.

In December 2009, the FASB issued ASU 2009-17, “Consolidations (Topic 810), Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (formerly SFAS 167, “Amendments to FASB Interpretation No. 46(R)”),” which amends the consolidation guidance for variable interest entities (“VIE”). The changes include the elimination of the exemption for qualifying special purpose entities and a new approach for determining who should consolidate a VIE. In addition, changes to when it is necessary to reassess who should consolidate a VIE have also been made. On June 1, 2010, the Company adopted the currently effective provisions of ASU 2009-17. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 810) Improving Disclosures About Fair Value Measurements.” This ASU provides further disclosure requirements for recurring and non-recurring fair value measurements. These disclosure requirements include transfers in and out of Level 1 and 2 and additional information relating to activity in Level 3 fair value measurements. The ASU also provides clarification on the level of disaggregation for disclosure of fair value measurement. The new disclosures and clarifications are effective for interim and annual periods beginning after December 15, 2009, except for disclosures about activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.

MEDICURE INC.
Interim Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

16.	Reconciliation of generally accepted accounting principles (continued):

	(d)	Summary:

The impact of the measurement differences to U.S. GAAP on the consolidated statements of operations and deficit are as follows:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Feb 28, 2011	Feb 28, 2010	Feb 28, 2011	Feb 28, 2010
Loss for the period, Canadian GAAP	$841,011	$(2,121,895)	$(133,251)	$(4,207,673)
Adjustments for the following:
Intangible assets (a)	(2,360)	(70,594)	(24,764)	(96,582)
Amortization of intangible assets (a)	12,072	44,568	38,222	54,553
Impairment of intangible assets (a)	122,462	532,571	128,436	532,571
Change in fair value of warrants (b)	4,648	(82,368)	29,898	(69,351)
	$977,833	$(1,697,718)	$38,541	$(3,786,482)

Basic and diluted loss per share, U.S. GAAP	$0.01	$(0.01)	$0.00	$(0.03)
Weighted average number of common shares	130,307,552	130,307,552	130,307,552	130,307,552

The impact of the measurement differences to U.S. GAAP would result in the consolidated statements of cash flow items as follows:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Feb 28, 2011	Feb 28, 2010	Feb 28, 2011	Feb 28, 2010
Operating activities	$303,013	$(312,555)	$244,050	$(1,647,375)
Investing activities	-	$-	(2,075)	-
Financing activities	-	-	-	(2,075)

The impact of the measurement differences to U.S. GAAP described above would result in the consolidated balance sheet items as follows:

	February 28, 2011	February 28, 2010
Deferred debt issue expenses	$1,805,509	$2,250,518
Long-term debt	24,347,500	27,292,500
Warrant liability	8,073	-
Intangible assets	3,220,412	4,676,656
Capital stock and contributed surplus	132,259,277	145,246,995
Deficit	(162,786,257)	(166,053,766)

MEDICURE INC.
Interim Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

16.	Reconciliation of generally accepted accounting principles (continued):

	(e)	Recent accounting pronouncements:

The following accounting standards were issued recently by the FASB. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.

Fair Value Measurements and Disclosures

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 810) Improving Disclosures About Fair Value Measurements.” This ASU provides further disclosure requirements for recurring and non-recurring fair value measurements. These disclosure requirements include transfers in and out of Level 1 and 2 and additional information relating to activity in Level 3 fair value measurements. The ASU also provides clarification on the level of disaggregation for disclosure of fair value measurement. The new disclosures and clarifications are effective for interim and annual periods beginning after December 15, 2009, except for disclosures about activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.

Multiple-Deliverable Arrangements

In October 2009, the FASB provided amendments to the criteria for separating consideration in multiple-deliverable arrangements, established a selling price hierarchy for determining the selling price of a deliverable, and eliminated the residual method of allocation of consideration by requiring that the arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. FASB also requires expanded disclosures related to multiple-deliverable revenue arrangements, including information about the significant judgments made and changes to those judgments, as well as how the application of the relative selling-price method affects the timing and amount of revenue recognition. These amendments will be effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010. The Company is evaluating the impact adoption of the amendments will have on the Company's financial position, results of operations or cash flows.

Revenue Recognition for Research and Development Transactions

In April 2010, FASB published guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and non-substantive milestones that should be evaluated individually. The amendments are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. We are currently evaluating the impact of adoption of the amendments of the Company's financial position, results of operations and cash flows.

Stock Compensation

In April 2010, the FASB issued ASU No. 2010-13, Stock Compensation. ASU 2010-13 amends FASB ASC Topic 718, Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades—a consensus of the FASB Emerging Issues Task Force, to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after December 15, 2010. Early adoption is permitted. We are currently evaluating the impact of adoption of the amendments of the Company's financial position, results of operations and cash flows.

MEDICURE INC.
Interim Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

16.	Reconciliation of generally accepted accounting principles (continued):

	(e)	Recent accounting pronouncements (continued):

Business Combinations

In December 2010, the FASB issued ASU No. 2010-29, Business Combinations, which amends ASC 805, Disclosure of Supplementary Pro Forma Information for Business Combinations. This amendment requires that a public corporation that enters into business combinations that are material on an individual or aggregate basis disclose certain pro forma information for the current and the immediately preceding fiscal year. This amendment also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, non-recurring pro forma adjustments directly attributable to such business combination or business combinations. This amendment is effective prospectively for business combinations consummated on or after the first annual reporting period beginning on or after December 15, 2010. Early application is permitted. This pronouncement is not expected to have a material effect on the Corporation’s consolidated financial statements.